SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 4

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

(Title of class of securities)

21240E105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 10,510,330*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,510,330*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 10,510,330*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,510,330*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON (See Instructions) BK

*	SEE ITEM 4

(1)	Acting solely in its capacity as trustee of the trust number F/2917.

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Discovery Mexico, S. de R.L. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II Mexico, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 15,613,922*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,613,922*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 15,613,922*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,613,922*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Investment Partners, Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 15,613,922*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,613,922*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Starfish TLC Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 2,944,350*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,350*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Harry F. Krensky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 3,638,250*
	8	SHARED DISPOSITIVE POWER 18,665,222*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,472*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	SEE ITEM 4

Explanatory Note:

This Amendment No. 4 to the Schedule 13G filed on July 9, 2015, as amended by Amendment No. 1 thereto filed on February 16, 2016, Amendment No. 2 thereto filed on February 10, 2017 and Amendment No. 3 thereto filed on February 7, 2018, is filed on behalf of Discovery Air Investments, L.P. (“Discovery Air”); Discovery Air Investments GP, LLC (“Discovery Air GP”); Discovery Americas II, L.P. (“Discovery II”); Discovery Americas Associates II, L.P. (“Discovery Americas II”); Discovery Americas Associates, L.P. (“Discovery Americas”); Discovery Capital Partners, LLC (“Discovery Capital”); Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (acting solely in its capacity as trustee of the trust number F/2917) (“Banco Invex”); Atlas Discovery Mexico, S. de R.L. de C.V. (“Atlas Discovery”); Discovery Americas Associates II Mexico, L.P. (“Discovery Mexico”); Atlas Private Equity, LLC (“Atlas”); Discovery Americas Holdings, LLC (“Holdings LLC”); Discovery Americas Holdings, LP (“Holdings LP”); Discovery Americas Investment Partners, Corp. (“Investment Partners”); Starfish TLC Fund (“Starfish”); and Harry F. Krensky.

Each of Discovery Air, Discovery Air GP, Discovery Americas, and Discovery Capital has been dissolved and its affairs have been wound up in accordance with the laws of the jurisdiction of its organization. Discovery Air directly held shares of Series B Common Stock (“Series B”) and Ordinary Participation Certificates (“CPOs”) of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Issuer”), which shares were distributed to Discovery II and certain unaffiliated entities prior to its dissolution. Discovery Americas directly held shares of American Depositary Shares (“ADSs”) of the Issuer, which it disposed of prior to its dissolution.

Item 1.

(a) Name of Issuer

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(b) Address of Issuer’s Principal Executive Offices

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, D.F. 01210

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Discovery Air

(ii)	Discovery Air GP

(iii)	Discovery II

(iv)	Discovery Americas II

(v)	Discovery Americas

(vi)	Discovery Capital

(vii)	Banco Invex (acting solely in its capacity as trustee of the trust number F/2917)

(viii)	Atlas Discovery

(ix)	Discovery Mexico

(x)	Atlas

(xi)	Holdings LLC

(xii)	Holdings LP

(xiii)	Investment Partners

(xiv)	Starfish

(xv)	Mr. Krensky

(b) Address of Principal Business Office of each of the Reporting Persons:

c/o Discovery Air

189 Baldwin Road

Mt. Kisco, NY 10549

(c) Citizenship

(i)	Discovery Air: Canada*

(ii)	Discovery Air GP: Delaware*

(iii)	Discovery II: Canada

(iv)	Discovery Americas II: Canada

(v)	Discovery Americas: Canada*

(vi)	Discovery Capital: Connecticut*

(vii)	Banco Invex: Mexico

(viii)	Atlas Discovery: Mexico

(ix)	Discovery Mexico: Canada

(x)	Atlas: Delaware

(xi)	Holdings LLC: Delaware

(xii)	Holdings LP: Canada

(xiii)	Investment Partners: Canada

(xiv)	Starfish: Delaware

(xv)	Harry F. Krensky: United States of America

* Prior to its dissolution

(d) Title of Class of Securities

Series A Common Stock (“Series A”)

(e) CUSIP No.

21240E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Other than (a) 150,946 ADSs purchased in the open market by Mr. Krensky and (b) 1,051,033 ADSs distributed to Discovery II by Discovery Air, each of the shares beneficially owned by the Reporting Persons was acquired prior to the Issuer’s initial public offering in September 2013 (the “IPO”) and has been held by the Reporting Persons since the time of the IPO.

Pursuant to the Issuer’s bylaws, Series A shares can be directly owned only by Mexican individuals or entities controlled by Mexican individuals. As a result, certain of the Reporting Persons hold ADSs, with each ADS representing ten CPOs and each CPO representing a financial interest in one Series A share.

Discovery II directly holds 1,051,033 ADSs and, as a result, may be deemed to have dispositive power over 10,510,330 Series A shares (on an as-converted basis). Discovery Americas II is the general partner of Discovery II. Holdings LLC is the general partner of Discovery Americas II. Holdings LP is the sole member of Holdings LLC. Investment Partners is the general partner of Holdings LP. Mr. Krensky is the managing partner of Investment Partners. As a result of the foregoing relationships, Discovery Americas II, Holdings LLC, Holdings LP, Investment Partners and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares beneficially owned (on an as-converted basis) by Discovery II.

Banco Invex holds, as trustee of the trust F/2917 (“DAII Mex”), 510,359 ADSs and 2 CPOs. As such, Banco Invex may be deemed to have dispositive power over 5,103,592 Series A shares (on an as-converted basis). The investment decisions of Banco Invex are made by a technical committee consisting of five or more members. As of April 2017, Banco Invex replaced HSBC Mexico, S.A. as the legal trustee of Trust F/2917 (previously known and reported as Trust F/262374).

Atlas Discovery is the general partner of the DAII Mex trust, and Discovery Mexico is the secondary beneficiary of the DAII Mex trust. Holdings LLC is the general partner of Discovery Mexico. Holdings LP is the sole member of Holdings LLC. Investment Partners is the general partner of Holdings LP. As a result of the foregoing relationships, Atlas Discovery, Discovery Mexico, Holdings LLC, Holdings LP and Investment Partners may be deemed to share dispositive power over all of the Series A shares (on an as-converted basis) beneficially owned by Banco Invex.

Mr. Krensky directly holds 363,825 ADSs. Additionally, he is the Chief Investment Officer of Starfish, which directly holds 294,435 ADSs, and members of (or trusts on behalf of members of) his household hold an additional 10,695 ADSs. As a result, Mr. Krensky may be deemed to have sole dispositive power over 3,638,250 Series A shares (on an as-converted basis) and may be deemed to share dispositive power over an additional 3,051,300 Series A shares (on an as-converted basis).

Discovery Air previously directly held 45,968,598 Series B shares of the Issuer, which were fully convertible, at any time, into an equal number of Series A shares, and 6 CPOs. Prior to its dissolution, Discovery Air converted its Series B shares ultimately into ADSs, which ADSs were distributed to Discovery II and certain unaffiliated entities. Discovery Air GP was the general partner of Discovery Air. Atlas was the managing member of Discovery Air GP. Mr. Krensky is the sole member of Atlas. As a result of the foregoing relationships, Discovery Air GP, Atlas and Mr. Krensky may have been deemed to share dispositive power over all of the Series A shares previously beneficially owned (on an as-converted basis) by Discovery Air.

Discovery Americas previously directly held 24,092 ADSs, which it [sold in the open market] prior to its dissolution. Discovery Capital was the general partner of Discovery Americas. Mr. Krensky owned a majority of the capital of Discovery Capital and was its managing member, and therefore may have been deemed to control the investment decisions of Discovery Capital. As a result of the foregoing relationships, Discovery Capital and Mr. Krensky may have been deemed to share dispositive power over all of the Series A shares previously beneficially owned (on an as-converted basis) by Discovery Americas.

None of the Reporting Persons has Series A voting rights with respect to the ADSs or CPOs, as applicable, held by such Reporting Person. However, in the event that the ADSs or CPOs were transferred to a Mexican individual or entity controlled by Mexican individuals, and such new holder(s) held Series A shares directly, such new holder(s) would have voting power over such Series A shares.

Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any Series A shares covered by this statement not owned by him or it of record, and hereby further declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule 13G.

1.	Discovery Air

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

2.	Discovery Air GP

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

3.	Discovery II

a.	Amount beneficially owned: 10,510,330

b.	Percent of class: 1.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 10,510,330

4.	Discovery Americas II

a.	Amount beneficially owned: 10,510,330

b.	Percent of class: 1.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 10,510,330

5.	Discovery Americas

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

6.	Discovery Capital

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

7.	Banco Invex

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

8.	Atlas Discovery

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

9.	Discovery Mexico

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

10.	Atlas

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

11.	Holdings LLC

a.	Amount beneficially owned: 15,613,922

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,613,922

12.	Holdings LP

a.	Amount beneficially owned: 15,613,922

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,613,922

13.	Investment Partners

a.	Amount beneficially owned: 15,613,922

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,613,922

14.	Starfish

a.	Amount beneficially owned: 2,944,350

b.	Percent of class: 0.3%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 2,944,350

15.	Harry F. Krensky

a.	Amount beneficially owned: 22,303,472

b.	Percent of class: 2.4%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,638,250

iv.	Shared power to dispose or to direct the disposition of: 18,665,222

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	DISCOVERY AMERICAS II, L.P.

	By:	Discovery Americas Associates II, L.P.,
its general partner

	By:	Discovery Americas Holdings, LLC,
its general partner

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	DISCOVERY AMERICAS ASSOCIATES II, L.P.

	By:	Discovery Americas Holdings, LLC,
its general partner

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	DISCOVERY AMERICAS HOLDINGS, LLC

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	DISCOVERY AMERICAS HOLDINGS, LP

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	DISCOVERY AMERICAS INVESTMENT PARTNERS, CORP.

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO FIDEICOMISO F/2917

	By:	/s/ Pedro Izquierdo Rueda
	Name:	Pedro Izquierdo Rueda
	Title:	Delegado Fiduciario

	By:	/s/ Talina Ximena Mora Rojas
	Name:	Talina Ximena Mora Rojas
	Title:	Delegado Fiduciario

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	ATLAS DISCOVERY MEXICO, S. DE R.L. DE C.V.

	By:	/s/ Carlos Miguel Mendoza Valencia
	Name:	Carlos Miguel Mendoza Valencia
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	DISCOVERY AMERICAS ASSOCIATES II MEXICO, L.P.

	By:	Discovery Americas Holdings, LLC,
its general partner

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	ATLAS PRIVATE EQUITY, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019	STARFISH TLC FUND

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Chief Investment Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

/s/ Harry F. Krensky
HARRY F. KRENSKY

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 14, 2019.